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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                        AMERICAN MEDICAL RESPONSE, INC.

                           (Name of Subject Company)

                            ------------------------

                        AMERICAN MEDICAL RESPONSE, INC.

                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  027446 10 3
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 WILLIAM GEORGE
                       VICE PRESIDENT AND GENERAL COUNSEL
                        AMERICAN MEDICAL RESPONSE, INC.
                             2821 SOUTH PARKER ROAD
                                   10TH FLOOR
                             AURORA, COLORADO 80014
                                 (303) 614-8500
                              (303) 614-8549 (FAX)

          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                            ------------------------

                                 WITH A COPY TO

                             KEITH F. HIGGINS, ESQ.
                                  ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-7000
                              (617) 951-7050 (FAX)

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ITEM 1.  SECURITY AND SUBJECT COMPANY

    The name of the subject company is American Medical Response, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2821 South Parker Road, 10th Floor, Aurora, Colorado 80014. The title of the class of equity securities to which this Statement relates is the shares of common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER

    This Statement relates to a tender offer by MedTrans Acquisition Co., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Laidlaw Inc., a Canadian corporation (the "Parent" or "Laidlaw"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated January 10, 1997 to purchase all outstanding shares (the "Shares") of the Common Stock at a price of $40.00 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 6, 1997 (the "Merger Agreement") among the Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or, if permissible, waiver of the conditions to the Merger, the Purchaser shall be merged with and into the Company (the "Merger"), the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

    According to the Offer to Purchase, the principal executive offices of the Parent are located at 3221 North Service Road, Burlington, Ontario L7R 3Y8. The Purchaser's principal executive office is 669 Airport Freeway, Suite 400, Hurst, Texas 76503.

ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements or understandings between the Company and its executive officers, directors and affiliates are described on pages 11-12, 16 and 18 of the Company's Proxy Statement dated May 9, 1996 for its 1996 Annual Meeting of Stockholders (the "1996 Proxy Statement"). Pages 11-12, 16 and 18 are filed as Exhibit 2 to this Statement and are incorporated herein by reference.

    In April 1996, David C. Colby entered into an employment agreement with the Company that entitles him to receive an annual base salary as well as such bonuses as may be authorized from time to time by the Board of Directors. The agreement has an initial term of three years, with automatic extensions of one year added annually unless terminated, and with a covenant-not-to-compete with the Company for a period of two years following termination of employment. Under Mr. Colby's employment agreement, if the Company terminates Mr. Colby's employment agreement other than for cause or if Mr. Colby terminates his employment for Good Reason (as defined), Mr. Colby will be entitled to a termination payment approximately equal to his base salary, plus 1.5 times the greater of (i) any bonus or incentive compensation paid to him for an eighteen month period or (ii) 50% of his base salary. In addition, all options to purchase Common Stock which were previously granted to Mr. Colby shall immediately vest. Annual base salary currently in effect for Mr. Colby is $283,250.

    In December 1996, the Company and one of its wholly-owned subsidiaries, STAT Healthcare, Inc. ("STAT"), entered into an employment agreement with Russell D. Schneider, who became a director of the Company in December 1996. Mr. Schneider's annual base salary is currently $150,000. Mr. Schneider's

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employment agreement has a term of three years and provides that if his employment with STAT is terminated other than for cause by STAT within the three years after December 1996, he will receive his base compensation in effect on the date prior to termination for an additional period of twelve months and continuation of coverage and participation in current medical and dental insurance plans for such twelve month period. In addition, Mr. Schneider's employment agreement also provides that if Mr. Schneider sells or otherwise disposes of his shares of Common Stock received by Mr. Schneider in the acquisition of STAT before the dates specified in the agreement, he is required to pay to STAT the difference between the average selling price of such shares and the closing price of the Common Stock on the first date such shares are not subject to such provisions. The Company expects to release Mr. Schneider from these provisions in connection with the Offer and the Merger.

    David C. Colby and George B. DeHuff have each entered into an agreement with the Company and Parent relating to his employment with the Company following consummation of the Offer. Under the terms of these agreements, as an inducement to remain in their respective positions with the Company following the Offer and the Merger, Messrs. and DeHuff will each be paid an amount ($841,500 in the case of Mr. Colby and $817,000 in the case of Mr. DeHuff) on August 31, 1997 if he is still employed by the Company on that date, provided that if he is terminated without cause (as defined in the Company's Executive Separation Allowance Plan (the "Separation Plan")) prior to August 31, 1997 or if he terminates his employment following the occurrence of certain specified events he will receive such amount upon such termination and will be entitled to receive certain specified benefits. In addition, the agreements amend the respective employment agreements with Messrs. Colby and DeHuff effective upon consummation of the Offer to (i) increase the annual base salary of each of Messrs. Colby and DeHuff to $325,000, (ii) provide that each is eligible for an annual performance bonus with a target of 50% of his base salary, based on quantitative and qualitative performance factors to be established by the Company, and that he will participate in any other bonus program that Parent or the Company makes available for senior executives of the Company, (iii) amend the provisions relating to severance benefits to be provided under his existing employment agreements to provide that in the event that he is terminated without cause by the Company or by him for Good Reason (as defined) he will be entitled to receive his cash compensation earned to the date of termination plus the greater of the pro rata portion of his target bonus for the preceding twelve months or the pro rata portion of 50% of his then current base salary, and, in respect of any other bonus plan in which he is then participating, an amount that reflects his achievement of any performance goals under such plan to the date of termination. The agreements also provide that each of Messrs. Colby and DeHuff will be granted, effective January 6, 1997, the date the Merger Agreement was executed, an option to purchase 30,000 shares of Parent's Class B Nonvoting Shares at an exercise price equal to the closing price of the shares on January 3, 1997, the date preceding the date on which the Merger Agreement was executed and will be granted, in May 1997, an option to purchase an additional 30,000 shares of Parent's Class B Nonvoting Shares at an exercise price equal to the fair market value of such shares on the date of grant. Such options will vest in five equal annual installments commencing on the first anniversary of the date of grant. Under the agreements, effective upon consummation of the Offer, each of Messrs. Colby and DeHuff waives his rights under the Separation Plan, except as otherwise provided in the agreement with respect to continuation of certain employee benefits following termination of the executive's employment with the Company without cause or for Good Reason prior to August 31, 1997.

    At a meeting of the Board of Directors of the Company held on January 5, 1997, the Board accelerated the vesting of all options to purchase Common Stock, including options held by executive officers, directors and affiliates of the Company, effective on the date on which Purchaser purchases shares of Common Stock pursuant to the Offer. Under the terms of the Merger Agreement, each holder of an option to purchase Common Stock who executes an agreement to cancel such option shall be entitled to receive as soon as practicable thereafter from the Company in consideration for such cancellation an amount in cash (less applicable withholding taxes) equal to the product of (i) the number of shares of Common Stock previously subject to such option MULTIPLIED BY (ii) the excess, if any, of the per share

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amount paid to holders tendering their shares in the Offer over the exercise price per share of the Common Stock previously subject to such option.

    (c) Except as described below or incorporated herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

INDEMNIFICATION UNDER DELAWARE LAW, THE COMPANY'S CERTIFICATE OF INCORPORATION
  AND BY-LAWS AND THE MERGER AGREEMENT

    The Company is a Delaware corporation. Under Delaware law, indemnification of directors and officers is generally permitted for expenses incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith and with the reasonable belief that his conduct was in the best interest of the corporation. However, Delaware law does not permit a corporation to indemnify persons against judgments in actions brought by or in the right of the corporation (although it does permit indemnification in such situations if approved by the Delaware Court of Chancery and for expenses of such actions). Article X of the Company's Certificate of Incorporation, as amended, provides that the Company shall, to the maximum extent permitted under Delaware law, indemnify and advance expenses to any person who is or was a party or is threatened to be made a party to any action, suit, proceeding or claim, by reason of being a director or officer of the Company.

    The Company maintains insurance policies that provide for the indemnification of directors and officers pursuant to the provisions described above.

    The Merger Agreement provides that Parent will cause the Surviving Corporation to keep in effect the provisions in its Certificate of Incorporation and By-Laws containing the provisions with respect to indemnification and exculpation set forth in the Certificate of Incorporation and the By-Laws of the Company on the date of the Merger Agreement to the fullest extent permitted under applicable law. These provisions may not be amended, repealed or otherwise modified for a period of three years from the date of the Merger in any manner that would adversely affect the rights of those who were directors, officers, employees or agents of the Company at the date of the Merger, unless such modification is required by law.

    The Merger Agreement provides that the Company shall, to the fullest extent permitted under applicable law or under the Company's Certificate of Incorporation or By-Laws, and, after the date of the Merger, the Surviving Corporation shall, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or By-Laws, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by the Merger Agreement, or otherwise with respect to any acts or omissions occurring at or prior to the date of the Merger, to the same extent as provided in the Company's Certificate of Incorporation or By-Laws or any applicable contract or agreement as in effect on the date of the Merger Agreement, in each case for a period of three years after the date of the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the date of the Merger), (i) any counsel retained by the Indemnified Parties for any period after the date of the Merger shall be reasonably satisfactory to the Surviving Corporation, (ii) after the date of the Merger, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (iii) the Surviving Corporation will cooperate in the defense of any such matter; PROVIDED, HOWEVER, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and

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PROVIDED, FURTHER, that, in the event that any claim or claims for indemnification are asserted or made within such three-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. Such indemnity agreements of Parent and the Surviving Corporation shall extend, on the same terms to, and shall inure to the benefit of and shall be enforceable by, each person or entity who controls, or in the past controlled, any present or former director, officer or employee of the Company or any of its subsidiaries.

    The Merger Agreement provides that the Surviving Corporation shall honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements with the Company's directors and officers existing at or before the date of the Merger.

    Pursuant to the Merger Agreement, for a period of five years after the date of the Merger, Parent shall cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms (including the amounts of coverage and the amounts of deductibles, if any) that are comparable to the terms now applicable to directors and officers of Parent, or, if more favorable to the Company's directors and officers, the terms now applicable to them under the Company's current policies; PROVIDED, HOWEVER, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 300% of the annual premium currently paid by the Company for such coverage; and provided further, that if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 300% of the annual premium.

    Under the Merger Agreement, from and after the Merger, Parent is guaranteeing the obligations of the Surviving Corporation under the provisions of the Merger Agreement relating to indemnification and directors' and officers' liability insurance.

THE MERGER AGREEMENT

    The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 1 and is incorporated herein by reference. Capitalized terms not otherwise defined in the following summary of certain provisions of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement. In particular, when the term material adverse effect is used herein it has the meaning as defined in the Merger Agreement.

    THE OFFER. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may in its sole discretion waive, in whole or in part, at any time or from time to time, any condition (other than the Minimum Condition, which may not be waived without the prior written consent of the Company), increase the price per Share payable in the Offer or make any other changes in the terms and conditions of the Offer; provided that, unless previously approved by the Company in writing, no change may be made that decreases the price per Share payable in the Offer, changes the form of consideration payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer or imposes conditions to the Offer in addition to those set forth herein. As of December 31, 1996, there were 21,047,345 Shares issued and outstanding, 1,999,180 shares of Common Stock reserved for issuance under the Company's stock option plans and agreements and stock purchase plan, 3,311,258 shares of Common Stock reserved for issuance upon conversion of the Notes, and 3,919,900 shares of Common Stock issuable in connection with the acquistion of STAT Healthcare, Inc., and that, except as otherwise

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disclosed in the Merger Agreement, no other stock of the Company is outstanding or committed to be issued. Based on this information and assuming all holders of outstanding options to purchase shares of Common Stock will have entered into agreements to cancel such options on or prior to the date Purchaser purchases the Shares pursuant to the Offer, the Company believes that the Minimum Condition will be satisfied if the Purchaser acquires at least 18,852,335 Shares in the Offer. Laidlaw has informed the Company that it directly or indirectly holds 480,000 shares which will not be tendered but will count toward the satisfaction of the Minimum Condition. Certain other conditions to the Offer are described in the Offer to Purchase.

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware Law, the Purchaser shall be merged with and into the Company as soon as practicable after satisfaction or waiver of the conditions set forth in the Merger Agreement (the "Effective Time"). The Merger shall become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (or such later date as is specified in the Certificate of Merger). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). In the Merger, each issued and outstanding Share (other than Shares owned directly or indirectly by Laidlaw or any of its subsidiaries or by the Company as treasury stock, and other than Shares owned by stockholders who have properly exercised rights of appraisal under Delaware Law) will be converted into the right to receive $40.00 per Share, without interest, and each issued and outstanding share of common stock of the Purchaser will be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation.

    The Merger Agreement provides that the certificate of incorporation and by-laws of the Purchaser at the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation until amended in accordance with applicable law. The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation, and the officers of the Purchaser at the Effective Time will be the officers of the Surviving Corporation.

    THE COMPANY'S BOARD OF DIRECTORS. The Merger Agreement provides that, commencing upon the purchase of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board equal to the product of (i) the total number of directors on the Board and (ii) the percentage that the number of Shares owned by the Purchaser and its affiliates (including Shares purchased pursuant to the Offer) bears to the total number of outstanding Shares, and the Company has agreed, upon request of the Purchaser, promptly either to increase the size of the Board (and, if necessary, amend the Company's by-laws to permit such an increase) or to use its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser's designees to be elected to the Board and to cause the Purchaser's designees to be so elected. The Merger Agreement also provides that following the election or appointment of Purchaser's designees to the Company's Board of Directors any amendment of the Merger Agreement or any amendment to the Restated Certificate of Incorporation or Bylaws of the Company inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations or other acts of Laidlaw or Purchaser or any waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the directors of the Company then in office who are not designees of the Purchaser or employees of the Company. The Company's obligation to appoint the Purchaser's designees to the Board of Directors is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

    STOCKHOLDERS MEETING. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call and hold a special meeting of its stockholders (the "Special Meeting") as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of voting upon the Merger Agreement, the

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Merger and related matters. The Board shall recommend approval and adoption of the Merger Agreement by the Company's stockholders.

    INTERIM OPERATIONS. In the Merger Agreement, the Company has agreed that, except as otherwise agreed in writing by Laidlaw, prior to the time Purchaser's designees are elected as directors, the businesses of the Company and its subsidiaries shall be conducted only in the ordinary course of business consistent with past practice, the Company will use its reasonable commercial efforts to preserve substantially intact its business organization, keep available the services of the present officers, employees and consultants of the Company and its subsidiaries, and preserve the present relationships of the Company and it subsidiaries with customers, suppliers, and other persons with which the Company or any of its subsidiaries has significant business relations. In addition, except as expressly contemplated by the Merger Agreement or without the prior written consent of Laidlaw, each of the Company and its subsidiaries will not:

        (a) amend or otherwise change the Certificate of Incorporation or By-Laws of the Company or any of its subsidiaries;

        (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class of the Company or any of the Company's subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in the Company or any of its subsidiaries or affiliates (except for (i) the issuance of shares of Company Common Stock issuable pursuant to certain stock options; (ii) the grant of options under the Company's stock option plans consistent with past practice to purchase up to 50,000 shares of Company Common Stock at the market value on the date of grant to newly hired employees (excluding executive officers), and the issuance of shares upon exercise thereof, (iii) the issuance of shares of Company Common Stock issuable upon conversion of the Notes, (iv) the issuance of shares of Company Common Stock issuable to participants in the Company's Employee Stock Purchase Plan pursuant to the terms thereof, (v) the issuance of shares of Company Common Stock at not less than the fair market value thereof in connection with certain permitted acquisitions, and (vi) the issuance of shares of Company Common Stock to former holders of shares of capital stock of STAT Healthcare, Inc.);

        (c) sell, pledge, dispose of or encumber any assets of the Company or any of its subsidiaries (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) disposition of obsolete or worthless assets, (iii) sales of immaterial assets not in excess of $500,000, and (iv) encumbrances on assets to secure purchase money financings of equipment and capital improvements and in connection with the financing of permitted acquisitions);

        (d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly-owned subsidiary of the Company may declare and pay a dividend or make advances to its parent or the Company, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of Company Stock or any option, warrant or right, directly or indirectly, to acquire shares of Company Common Stock, or propose to do any of the foregoing; except for the acceleration of options pursuant to the terms of the Company stock option plans and the net exercise of such options and the repurchase of Notes as required by the terms thereof;

        (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof other than (A) those approved in the

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    Merger Agreement and (B) ambulance service providers and other health care providers in the continental United States and Hawaii, whether acquired solely for cash, promissory notes that are subordinated as required by the Company's lenders, or Company Common Stock issued at fair market value, or any combination thereof, provided that the total consideration paid for all such acquisitions described in this clause (B) consummated prior to March 31, 1997 shall not exceed $50 million and the total consideration paid for all such acquisitions described in this clause (B) consummated prior to July 15, 1997 shall not exceed $100 million; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person or, except in the ordinary course of business consistent with past practice or in connection with purchases of equipment or capital improvements or in permitted acquisitions, make any loans or advances (other than loans or advances to or from direct or indirect wholly owned subsidiaries), (iii) enter into or amend any material contract or agreement other than in the ordinary course of business or where such contract or amendment would not have a material adverse effect; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of the amounts approved in the Merger Agreement; or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this provision;

        (f) except as approved in the Merger Agreement, increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries in accordance with past practice and in amounts that are in the aggregate reflected in the budgets previously provided to Laidlaw or, except in the ordinary course of business, grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law;

        (g) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable);

        (h) make any material tax election inconsistent with past practice or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations, except to the extent the amount of any such settlement has been reserved for in the financial statements contained in the Company's SEC reports filed prior to the date of the Merger Agreement;

        (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements contained in the Company's SEC reports filed prior to the date of the Merger Agreement or incurred in the ordinary course of business and consistent with past practice; or

        (j) take, or agree in writing or otherwise to take, any of the actions described above, or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants under the Merger Agreement.

    NO SOLICITATION. In the Merger Agreement, the Company has agreed not to directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its subsidiaries, (i) solicit, initiate or encourage the initiation of any inquiries or proposals regarding any merger, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer, but not in connection with permitted acquisitions) or similar transactions involving the Company or any

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subsidiaries of the Company other than the Merger (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"),
(ii) engage in negotiations or discussions concerning, or provide any nonpublic information to any person relating to, any Acquisition Proposal or (iii) agree to approve or recommend any Acquisition Proposal. Nothing contained in the Merger Agreement prevents the Board of Directors of the Company from considering, negotiating, approving and recommending to the stockholders of the Company, or under certain circumstances providing nonpublic information with respect to, a bona fide Acquisition Proposal not solicited in violation of the Merger Agreement, provided the Board of Directors of the Company determines in good faith (upon written advice of independent counsel) that it is required to do so in order to discharge properly its fiduciary duties.

    DIRECTORS' AND OFFICERS' INSURANCE; INDEMNIFICATION. The Merger Agreement's provisions relating to indemnification and insurance are described above in Item 3.

    EMPLOYMENT AGREEMENTS. Employment agreements between David C. Colby, the Company and Laidlaw and between George B. DeHuff III, the Company and Laidlaw, entered into in connection with the Merger Agreement, are described above in
Item 3.

    COMPANY STOCK OPTIONS. On the date Purchaser purchases Shares pursuant to the Offer, each outstanding option to purchase Company Common Stock (a "Company Stock Option"), whether or not exercisable, shall become exercisable and each holder of a Company Stock Option who executes an agreement to cancel such Company Stock Option shall be entitled to receive from the Company, in consideration for such cancellation, an amount in cash (less applicable withholding taxes) equal to the product of (i) the number of shares previously subject to such Company Stock Option multiplied by (ii) the excess, if any, of the Per Share Amount over the exercise price per share of the Company Common Stock previously subject to such Company Stock Option. Each Company Stock Option that is not so canceled will expire upon the Merger.

    EMPLOYEE STOCK PURCHASE PLAN. On the date Purchaser purchases Shares pursuant to the Offer, all rights under the Company's 1992 Employee Stock Purchase Plan with respect to amounts previously deducted shall be accelerated and shall be exercised automatically for shares of Company Common Stock as if January 6, 1997 were the end of an "Option Period" (as defined in the Plan) unless a participant withdraws from the Plan. Payroll deductions under the Plan not used to purchase shares will be returned to the participants.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of the Company, Laidlaw and the Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) the Purchaser shall have purchased shares pursuant to the Offer; (ii) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (iii) no temporary restraining order, preliminary or permanent injunction or other order or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by any governmental authority seeking any of the foregoing be pending; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal; and (iv) there shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority, nor shall there be in effect any judgment, decree or order seeking to prohibit or limit Laidlaw from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Laidlaw or any of its subsidiaries of all or a material portion of the business or assets of Laidlaw or any of its subsidiaries, or seeking to compel Laidlaw or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Laidlaw or any of its subsidiaries (including the Surviving Corporation and its subsidiaries), as a result of the Merger or the transactions contemplated by the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Laidlaw and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, labor relations, employee benefit plans, insurance, compliance with laws, litigation, environmental matters, tax matters, intellectual property, consents and approvals and undisclosed liabilities.

    TERMINATION; FEES. The Merger Agreement may be terminated and the transaction abandoned at any time prior to the Effective Time, notwithstanding the approval by the stockholders of the Company, (i) by mutual written consent of the Company, the Purchaser and Laidlaw; (ii) by either Laidlaw or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that the right to terminate the Merger Agreement under this provision is not available to any party who has not complied with its obligations and such noncompliance materially contributed to the issuance of any such order, decree or ruling or the taking of such action); (iii) by either Laidlaw or the Company if the Purchaser shall have (A) terminated the Offer or (B) failed to accept for purchase and pay for Shares pursuant to the Offer by April 15, 1997 unless the Purchaser's actions are a result of the receipt by the Company of an Acquisition Proposal or a request for additional information under the HSR Act or the failure to obtain any necessary governmental or regulatory approval, in which case if the Purchaser shall have failed to accept for purchase and pay for Shares by July 15, 1997 (provided that the right to terminate the Merger Agreement under this provision is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in any of the circumstances described in clauses (A) and (B) before such date); or (iv) by Laidlaw or the Company, prior to the purchase of Shares pursuant to the Offer, if the Board of Directors of the Company shall withdraw, modify or change its approval or recommendation of the Offer, the Merger Agreement or the Merger in a manner adverse to Laidlaw; (v) by Laidlaw or the Company, prior to the purchase of Shares pursuant to the Offer, (A) if any representation or warranty of the Company or Laidlaw, respectively, set forth in the Merger Agreement shall be untrue when made, or (B) upon a breach in any material respect of any covenant or agreement on the part of the Company or Laidlaw, respectively, set forth in the Merger Agreement, in each case where such untruth or breach would have a material adverse effect on the Company or Laidlaw, as the case may be (either (A) or (B) above being a "Terminating Breach"), PROVIDED, THAT, if such Terminating Breach is curable by the Company or Laidlaw, as the case may be, through the exercise of its reasonable best efforts and for so long as the Company or Laidlaw, as the case may be, continues to exercise such reasonable best efforts, neither Laidlaw nor the Company, respectively, may terminate the Merger Agreement under this provision.

    If the Merger Agreement is terminated by Laidlaw pursuant to its rights described in clauses (iv) or (v) of the preceding paragraph, to compensate Laidlaw and the Purchaser for entering into the Merger Agreement, their taking action to consummate the transactions hereunder and incurring the costs and expenses related thereto and other losses and expenses, including the foregoing by Laidlaw of other opportunities, the Company will pay Laidlaw a fee of $17.5 million.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS.

    At a special meeting held on January 5, 1997, the Board of Directors of the Company (the "Board") approved the Merger Agreement and the transactions contemplated thereby and determined that the Merger and the Offer, taken together, are fair to, and in the best interests of, the Company and its stockholders. THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. Copies of a letter to the Company's stockholders and a press release communicating such approval and recommendation are filed as Exhibits 3 and 4, respectively, to this Statement and are incorporated herein by reference.

BACKGROUND OF THE MERGER AND THE OFFER.

    On October 29, 1996, Paul T. Shirley, the President and Chief Executive Officer of the Company, and James R. Bullock, the President and Chief Executive Officer of Laidlaw, met in Denver, Colorado. The two had not previously met, and the purpose of the meeting was to discuss generally the healthcare transportation industry and its future. There was no discussion about a potential transaction between the parties at that time. Subsequent to the meeting in Denver, during the first week of November, 1996, Laidlaw engaged Merrill Lynch & Co. to provide advice to it on a prospective transaction with the Company. During the third week of November, 1996, Merrill Lynch reported to Laidlaw on the results of its analysis of the publicly available information on the Company. Thereafter, Laidlaw determined that it was in the best interests of its stockholders to acquire Shares prior to any discussion with respect to a potential transaction. 480,000 Shares were purchased by Laidlaw between November 21, 1996 and December 5, 1996 at an aggregated purchase price of $14.4 million.

    In December, 1996, Mr. Bullock contacted Mr. Shirley and asked to meet again. They met on December 13, 1996 in Denver, and Mr. Bullock advised Mr. Shirley that Laidlaw had completed an extensive analysis of the Company and felt that it was a good fit with Laidlaw's MedTrans business. Mr. Bullock told Mr. Shirley that Laidlaw was interested in acquiring the Company. He suggested that Laidlaw would be willing to make a cash offer or, if some or all of the Company's stockholders wanted to receive Laidlaw securities, a combination of cash and preferred stock. Mr. Bullock and Mr. Shirley discussed the opportunities for the two combined businesses. Although Mr. Bullock suggested that Mr. Shirley could have a role in the combined business, Mr. Shirley deferred those discussions until after all other terms of the proposed combination were fully determined. Mr. Bullock advised Mr. Shirley that Laidlaw's analysis suggested that a fair price for the Company would be in the range of $37.00 to $38.00 per share. Mr. Shirley suggested that a price closer to $44.00 per share would be appropriate.

    On December 16, 1996, the Company's Board of Directors held a special meeting by conference telephone to discuss the negotiations with Laidlaw. At the meeting, Mr. Shirley described his conversations with representatives of Laidlaw and informed the Board that Laidlaw would possibly be willing to pay $40 per share for the Company's outstanding shares. The Board instructed Mr. Shirley to continue discussions with Laidlaw.

    On December 16, 1996, Mr. Shirley advised Mr. Bullock that while there was a genuine interest in pursuing a merger with Laidlaw, the purchase price would need to be in the range of $42.00 to $44.00. Mr. Bullock advised Mr. Shirley that the absolute "top price" Laidlaw was willing to pay was $40.00 per share. On December 17 and 18, 1996, the Company's Board of Directors held special meetings by conference telephone. At the meetings, Mr. Shirley informed the Board as to the status of negotiations with Mr. Bullock. Mr. Shirley indicated that he had been informed by Mr. Bullock $40.00 per share was the highest price Laidlaw was willing to pay. The Board instructed Mr. Shirley to continue discussions with Laidlaw. There were various conversations between Mr. Bullock and Mr. Shirley in which they discussed their valuation issues and attempted to agree upon a per share price. Ultimately these discussions led to an agreement of $40.00 per share, subject to satisfactory resolution of the other significant transaction issues.

    Also as a result of this discussion between Mr. Bullock and Mr. Shirley, Laidlaw and the Company entered into a confidentiality agreement on December 23, 1996. The confidentiality agreement also provided for a one-year standstill on purchases of Company stock and similar transactions, with certain exceptions. Pursuant to that confidentiality agreement Laidlaw and its advisors were provided access to various due diligence materials and Laidlaw performed diligence to confirm its prior analysis of the Company. On December 20, 1996, counsel for the Company distributed a draft Agreement and Plan of Merger to Laidlaw.

    On January 3, 1997, the Company's Board of Directors met at a special meeting. At the meeting, the Board received presentations from management and from the Company's legal and financial advisors. The Company's management reviewed the status of negotiations with Laidlaw with respect to the proposed transaction. Ropes & Gray, counsel to the Company, reviewed the Board's fiduciary duties, and Smith Barney presented its analysis of the proposed consideration to be received by the Company's stockholders. Ropes & Gray also reviewed the terms and conditions of the proposed Agreement and Plan of Merger. Following the presentations of the Board, management and the Company's advisors discussed the proposed transaction.

    In the evening of January 5, 1997, after completion of the negotiations over the proposed Agreement and Plan of Merger, the Board of Directors of the Company held a special meeting by conference phone to review, with the advice and assistance of the Company's financial and legal advisors, the proposed Agreement and Plan of Merger, and the transaction contemplated thereby, including the Offer and the Merger. At the meeting, Mr. Shirley described the outcome to the Board of the final negotiations with Laidlaw with respect to the substantive terms of the proposed Agreement and Plan of Merger. Smith Barney updated its analysis presented to the Board at the January 3 meeting of the Board and delivered its oral opinion to the Board (which was subsequently confirmed by delivery of a written opinion dated January 6, 1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $40.00 per share to be received by holders of shares (other than Laidlaw and its affiliates) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. Following a number of questions from, and discussions among, the directors, the Company's Board of Directors (i) approved the Merger Agreement and the transactions contemplated thereby and authorized the execution and delivery thereof, (ii) determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its stockholders, and (iii) recommended that the Company's stockholders accept the Offer and tender their shares to Purchaser.

    During the period from December 30, 1996, through January 6, 1997, the Company and Laidlaw negotiated the Merger Agreement and the terms of the Offer.

    The Board of Directors of Laidlaw approved the transaction on January 6, 1997, and the Board of Directors of the Company, after discussing the transaction on several occasions, approved the transaction on January 5, 1997.

    On Sunday, January 5, 1997, representatives of the Company and Laidlaw completed their negotiations of all substantive terms of the Merger Agreement. On January 5, 1997, the Board of Directors of the Company met and approved the Offer, the Merger Agreement and related matters. On January 6, 1997, the Boards of Directors of Laidlaw and Purchaser also took the steps required under the corporate and securities laws to approve the Offer, the Merger and the Merger Agreement. Laidlaw, the Purchaser and the Company executed the Merger Agreement in the afternoon on January 6, 1997. On January 6, 1997, after the closing of trading, Laidlaw and the Company separately announced the transaction. On January 10, 1997, Purchaser commenced the Offer.

    To the extent any of the foregoing background information describes events to which the Company was not a party, it is based upon information provided by Laidlaw.

    The Company issued the following press release on January 6, 1997:

                  [American Medical Response, Inc. Letterhead]

                                           Contact:  Anna Marie Dunlap
                                                    V.P. Investor Relations
                                                    (303) 614-8570
FOR IMMEDIATE RELEASE

                               LAIDLAW TO ACQUIRE
                        AMERICAN MEDICAL RESPONSE, INC.

              MERGER WILL COMBINE TOP TWO AMBULANCE COMPANIES IN U.S.

JANUARY 6, 1997 -- AURORA, COLORADO -- American Medical Response, Inc. (NYSE:EMT) announced today that it had signed a definitive agreement through which Laidlaw Inc. (NYSE:LDWB) will acquire American Medical Response.

According to the terms of the merger agreement, Laidlaw will commence a tender offer to acquire 100 percent of American Medical Response's outstanding shares for $40 per share, or an equity value of approximately of $1.12 billion. The transaction is expected to close in February, subject to a tender of a minimum of two-thirds of American Medical Response's outstanding shares, required regulatory approvals, and other customary conditions. American Medical Response currently has approximately 28 million fully diluted common shares outstanding.

Laidlaw plans to merge its San Diego, California-based MedTrans ambulance services unit with American Medical Response. The combined entity will operate as American Medical Response, Inc. and will remain headquartered in Aurora, Colorado. Paul T. Shirley, currently Chief Executive Officer of American Medical Response, will continue in that role.

"This transaction represents a significant realization of value for our shareholders," said Paul T. Shirley, Chief Executive Officer. "American Medical Response and MedTrans are two highly successful medical transportation providers sharing a common view of the future of emergency medical services. The combination will create an organization with even greater operating efficiencies and improved service for our patients. As a combined entity, we will be well positioned to expand the scope of emergency and urgent care services offered to municipalities and health care payors."

"We have known and respected the management of MedTrans for the past several years," Mr. Shirley continued. "We plan to capitalize on the experience of both executive teams as we grow the new company."

Since its initial public offering in 1992, American Medical Response has acquired more than 70 ambulance providers. MedTrans, acquired by Laidlaw in mid-1993, has acquired 80 ambulance companies and currently operates in 23 states. Both companies provide a variety of emergency and non-emergency medical transportation and related services to municipalities, health care payors, and individuals. Upon completion of the merger, approximately 40% of Laidlaw's total revenue will be derived from medical transportation and related services.

American Medical Response's Board of Directors received a fairness opinion regarding the merger from Smith Barney. Merrill Lynch & Co. is acting as the financial advisor to Laidlaw for the transaction.

American Medical Response is the nation's leading provider of emergency and non-emergency medical transportation services, with operations in 28 states and over 12,000 employees. Laidlaw, Inc. is a major provider of transportation and environmental services to municipalities and industries through the United States and Canada.

NOTE: THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS MAY VARY. FOR MORE IMPORTANT INFORMATION REGARDING THE ASSUMPTIONS UPON WHICH THESE STATEMENTS ARE MADE, AND IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, REFER TO EXHIBIT 99 FILED WITH THE COMPANY'S 1995 10-K.

                                       ##

                                     * * *

    The Purchaser commenced the Offer on January 10, 1997.

REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS.

    In light of the Board's review of the Company's competitive and financial position, recent operating results and prospects, the Board determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its stockholders. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

    (i) the terms and conditions of the Merger Agreement;

    (ii) the views expressed by management of the Company (at the Board meetings on January 3, 1997 and January 5, 1997 and at several previous Board meetings) regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent;

   (iii) the recent trading price of the shares of Common Stock and that the $40.00 per Share to be paid in the Offer and as the consideration in the Merger represents a premium of approximately 19% over the $33.625 closing sale price for the Shares on the New York Stock Exchange on January 3, 1997, the last trading day prior to the public announcement of the execution of the Merger Agreement, and a premium of approximately 36% over the $29.50 closing sale price for the Shares on the New York Stock Exchange one month prior to January 6, 1997;

    (iv) the views expressed by management and the Board's conclusion that it was not likely that any other party would consider a transaction that was more favorable to the Company and its stockholders;

    (v) the financial presentations of Smith Barney at the January 3 and January 5, 1997 Board meetings and the oral opinion of Smith Barney delivered to the Board at the January 5, 1997 Board meeting (which opinion was subsequently confirmed by delivery of a written opinion dated January 6, 1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $40.00 per Share to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger to holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. A copy of the opinion of Smith Barney is attached hereto as Annex II to this Schedule 14D-9 and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF SMITH BARNEY CAREFULLY AND IN ITS ENTIRETY;

    (vi) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to furnish nonpublic information and data, and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal and recommend an unsolicited acquisition proposal to the Company's stockholders;

   (vii) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of an alternative acquisition proposals; upon such termination, the Company shall pay Parent a fee of $17,500,000 (representing approximately 1.46% of the total value of the consideration to be paid in the Offer and the Merger); and

  (viii) the transactions contemplated by the Merger Agreement provided for an all cash payment to shareholders, with no financing condition.

    The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

    The Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a significant premium over the price at which the Shares were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of the Company. The Board believes that the loss of the opportunity to participate in the growth and profits of the Surviving Corporation was reflected in the Offer price of $40.00 per Share. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Surviving Corporation in the future.

    It is expected that, if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company has retained Smith Barney as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Smith Barney's engagement, the Company has agreed to pay Smith Barney for its services an aggregate financial advisory fee of $1.5 million. The Company also has agreed to reimburse Smith Barney for reasonable travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    Neither the company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company:

        (1) On December 10, 1996, Russell D. Schneider, a Director of the Company, acquired 706,231 shares of Common Stock in connection with the acquisition of STAT Healthcare, Inc. by the Company.

        (2) On November 12, 1996, David C. Colby, a Director of the Company, purchased 3,300 shares of Common Stock at $30.00 per share on the open market.

    (b) Although David C. Colby, the Company's Chief Financial Officer and a director of the Company, and Russell D. Schneider, a director of the Company, have indicated to the Company that they presently do not intend to tender pursuant to the Offer shares of Common Stock beneficially owned by them, they both voted to approve the Offer and the Merger. To the best knowledge of the Company, all of the other executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares which are owned beneficially by such persons, subject to and consistent with any fiduciary obligations of such person.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 3 or 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders following the purchase by Purchaser of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
   NO.
----------

Exhibit 1   Agreement and Plan of Merger dated as of January 6, 1997 among the Parent, the Purchaser and the
            Company.

Exhibit 2   Pages 11-12, 16 and 18 of the Company's Proxy Statement dated May 9, 1996.

Exhibit 3   Letter to stockholders of the Company dated January 10, 1997.*

Exhibit 4   Press release issued by the Company dated January 6, 1997.

Exhibit 5   Opinion of Smith Barney dated January 6, 1997 (included as Annex II to this Statement).*

Exhibit 6   Employment Agreement between David C. Colby and the Company dated April 1, 1996.

Exhibit 7   Employment Agreement between Russell D. Schneider, STAT Healthcare, Inc. and the Company dated
            December 10, 1996.

Exhibit 8   Agreement between David C. Colby, Parent and the Company dated January 6, 1997.

Exhibit 9   Agreement between George B. DeHuff III, Parent and the Company dated January 6, 1997.

------------------------

* Included with Schedule 14D-9 mailed to stockholders of the Company.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMERICAN MEDICAL RESPONSE, INC.
                                          By:    /s/ William George
                                          --------------------------------------
                                               Name: William George
                                               Title: Vice President

Dated: January 9, 1997

                                                                         ANNEX I

                        AMERICAN MEDICAL RESPONSE, INC.
                             2821 SOUTH PARKER ROAD
                                   10TH FLOOR
                             AURORA, COLORADO 80014

                            ------------------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                            ------------------------

    This Information Statement, which is being mailed on or about January 10, 1997 to the holders of shares of the common stock, par value $.01 per share (the "Common Stock") of American Medical Response, Inc., a Delaware corporation (the "Company"), is being furnished in connection with the designation by MedTrans Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Laidlaw Inc., a Canadian corporation (the "Parent"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of January 6, 1997 (the "Merger Agreement") among the Company, the Parent and the Purchaser.

    Pursuant to the Merger Agreement, among other things, the Purchaser commenced a cash tender offer on January 10, 1997 to purchase all of the issued and outstanding shares (the "Shares") of Company Stock at a price of $40.00 per Share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated January 10, 1997 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight on Friday, February 7, 1997, unless extended. The Offer is subject to, among other things, the condition that a number of Shares representing not less than two-thirds of the Company's outstanding voting power on a fully diluted basis being validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of the Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of the Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by the Parent, the Purchaser, or any indirect or direct wholly owned subsidiary of the Parent or the Company, all of which will be canceled) will be converted into the right to receive cash in an amount of $40.00.

    Following the election or appointment of the Purchaser Designees and prior to the Effective Time, any amendment of the Merger Agreement or any amendment to the Restated Certificate of Incorporation or By-laws of the Company inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are not designees of Purchaser or employees of the Company.

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the
Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Sections 7 and 17 of the Offer to Purchase.

    No action is required by the stockholders of the Company in connection with the election or appointment of the Purchaser Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

    The information contained in this Information Statement concerning the Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive office of the Parent is located at 3221 North Service Road, Burlington, Ontario L7R 3Y8 and the principal executive office of the Purchaser is located at 669 Airport Freeway, Suite 400, Hurst, Texas 76503.

GENERAL

    The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote. As of December 31, 1996, there were 21,047,345 shares of Common Stock outstanding, which did not include the 3,919,900 shares of Common Stock issuable in connection with the Company's acquisition of STAT Healthcare, Inc. The Board of Directors of the Company currently consists of 12 members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Purchaser and its affiliates (including any Shares purchased pursuant to the Offer) bears to the total number of outstanding Shares, and the Company shall, upon request by Purchaser, promptly either increase the size of the Board (and shall if necessary, amend the Company's By-Laws to permit such an increase) or use its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board and shall cause Purchaser's designees to be so elected. The Merger Agreement also provides that, promptly upon request by Purchaser, the Company will use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as the number of Purchaser's designees to the Board bears to the total number of directors on the Board on (i) each committee of the Board, (ii) each board of directors or similar governing body or bodies of each subsidiary of the Company designated by Purchaser and (iii) each committee of each such board or body.

    Purchaser has informed the company that each of the Purchaser Designees listed below has consented to act as a director.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than February 7, 1997, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

    Biographical information concerning each of the Purchaser Designees, directors and executive officers is presented on the following pages.

PURCHASER DESIGNEES

    James R. Bullock, who is 52 years old, was appointed President and Chief Executive Officer of Parent on October 13, 1993. For more than two years prior thereto, he was President and Chief Executive Officer of Cadillac Fairview Corporation Limited, a property development company.

    Ivan R. Cairns, who is 50 years old, has been Senior Vice President and General Counsel of Parent since October 1990 and, prior thereto, was Vice-President and General Counsel and Secretary of Parent since November 1981.

    John R. Grainger, who is 47 years old, has been President of Laidlaw Transit, the Company's passenger services group, since May 1992. From February 1990 to that date, he was a Senior Vice-President of Laidlaw Transit.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The names of the current directors and executive officers of the Company, their ages as of December 31, 1996, and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the Offer.

           NAME                 AGE                                     POSITION
--------------------------      ---      ----------------------------------------------------------------------
Paul T. Shirley                     56   President, Chief Executive Officer and Director

David C. Colby                      43   Executive Vice President, Chief Financial Officer and Director

George B. DeHuff III                43   Executive Vice President, Chief Operating Officer and Director

Carol J. Burt                       39   Senior Vice President and Treasurer

Michael J. McClymont                53   Senior Vice President

John K. Rester                      48   Senior Vice President

William George III                  31   Vice President and General Counsel

Paul M. Verrochi                    47   Director and Chairman of the Board

Charles D. Baker                    67   Director

Michael A. Baker                    51   Director

David B. Hammond                    51   Director

James E. McGrath                    41   Director

Joseph R. Paolella                  45   Director

Dominic J. Puopolo                  53   Director

Russell D. Schneider                41   Director

John Larkin Thompson                66   Director

    The executive officers of the Company are elected annually by the Board of Directors following the annual meeting of stockholders and serve at the discretion of the Board of Directors.

    Paul T. Shirley has been a director of the Company since August 1992 and has served as Chief Executive Officer and President of the Company since August 1995. He served as Executive Vice President of the Company from August 1992 to August 1995 and as Chief Operating Officer of the Company from May 1993 to August 1995. Mr. Shirley was President and Chief Executive Officer of American Medical Response West from March 1989 until August 1992 when it was acquired by the Company. From June 1963 until March 1989, he was President of Santa Cruz Ambulance Service, which in 1989 became part of a predecessor to American Medical Response West.

    David C. Colby has served as an Executive Vice President, Chief Financial Officer and Treasurer and as a director of the Company since April 1996. From February 1995 to April 1996, Mr. Colby served as a Senior Vice President and Treasurer of Columbia/HCA Healthcare Corporation. He served as Chief Financial Officer of Columbia/HCA or its predecessor entities from July 1988 to February 1994 and as Treasurer from November 1991 to March 1996.

    George B. DeHuff III has been Executive Vice President and Chief Operating Officer since August 1995. Mr. DeHuff was President and Chief Executive Officer of American Medical Response West from September 1994 until August 1995. Prior to joining American Medical Response, Mr. DeHuff had been President and Chief Operating Officer of Lifefleet, Inc., one of the largest ambulance service providers in the United States, from July 1991 to July 1994. During his three-year tenure at Lifefleet, Mr. DeHuff restructured its operations, directed internal and acquisition driven growth, and led the effort to sell Lifefleet in 1994. From January 1990 until April 1991, Mr. DeHuff was President and Chief Executive Officer of EECO, Inc., an electronic components manufacturer.

    Carol J. Burt has been Senior Vice President and Treasurer since September 1996. Prior to joining American Medical Response, Ms. Burt was Director of the Health Care Group of Chase Securities from 1992 until 1996. From 1991 to 1992, Ms. Burt was Senior Vice President of the Corporate Banking Group at Texas Commerce Bank.

    Michael J. McClymont has been a Senior Vice President of the Company since February 1992 and since July 1995 has served as Chief Executive Officer of the Company's Northeast Region. Since February 1992, he has been an Associate at Exel Holdings, Ltd. From 1989 to 1992, Mr. McClymont was President and Chief Operating Officer of Mycor Services, a food and vending service company.

    John K. Rester has been a Senior Vice President of the Company and President of Mobile Medic Ambulance Service, Inc., a subsidiary of the Company, since November 1992, and is also Chief Executive Officer of the Company's South Region. Mr. Rester was President and Chief Executive Officer of Mobile Medic Ambulance Service, Inc. from 1977 to November 1992 when it was acquired by the Company.

    William George III has been a Vice President and General Counsel of the Company since October 1995. From September 1992 to September 1995, Mr. George practiced corporate and antitrust law at the Boston office of Ropes & Gray, a law firm where he worked extensively with the Company.

    Paul M. Verrochi has served as the Company's Chairman of the Board since its inception in February 1992, and he served as its Chief Executive Officer and President from February 1992 to August 1995. Mr. Verrochi was named National Entrepreneur of the Year for Emerging Growth Companies in 1995 in an awards program sponsored nationally by Inc. Magazine, Ernst & Young, and Merrill Lynch. Since February 1991, Mr. Verrochi has been a Principal of Exel Holdings, Ltd., a privately-held investment firm he co-founded with Mr. Puopolo. From April 1989 to December 1990, Mr. Verrochi was President of Allwaste Asbestos Abatement, Inc., a subsidiary of Allwaste, Inc., a publicly held, national environmental company. Mr. Verrochi was a founder of American Environmental Group, a regional asbestos abatement company, and served as Chairman of its Board of Directors from July 1987 until April 1989 when it was acquired by Allwaste.

    Charles D. Baker has served as a director of the Company since August 1995. Mr. Baker has been a Professor of Business Administration at Northeastern University since 1985. From 1984 to 1985, Mr. Baker served as the Under Secretary of the United States Department of Health and Human Services. Prior to 1984, Mr. Baker served as Chairman and Chief Executive Officer of Harbridge House, Inc., an international management consulting and education firm. Mr. Baker is a director of Millipore Corporation.

    Michael A. Baker has served as a director of the Company since February 1992. Since June 1995, he has also been Chairman of Notre Capital Ventures II, L.L.C., a venture capital firm. From May 1993 to June 1995, Mr. Baker was President of Notre Capital Ventures, Ltd., a venture capital firm. Mr. Baker was a co-founder of Sanifill, Inc., a developer and operator of nonhazardous solid waste landfills, where he held the positions of Co-Chief Executive Officer from May 1989 through November 1989, Senior Vice President -- Corporate Development from December 1989 to October 1991, and director from May 1989 to May 1992. Mr. Baker is a director of Allwaste, Inc., a national environmental company.

    David B. Hammond has served as a director of the Company since August 1992. Mr. Hammond is Deputy Chairman of ADT Limited, Ltd., an international services company, and has been on ADT's Board of Directors since September 1984.

    James E. McGrath has served as a director of the Company since February 1992. Since April 1989, Mr. McGrath has been Chairman and Chief Executive Officer of Fairfax Capital Partners, Inc., a private investment firm. From June 1987 to April 1989, he was Managing Director of William E. Simon & Sons, Inc., a private merchant banking company. Prior to that, Mr. McGrath was a Corporate Senior Vice President of E.F. Hutton & Company where he was President of the venture capital division and head of the firm's merchant banking activities. Mr. McGrath is Chairman of the Board and a director of Perceptron, Inc., a manufacturer of laser-based sensor and image processing systems.

    Joseph R. Paolella has served as a director of the Company since August 1992 and has also served as Executive Vice President of the Company from August 1992 to March 1996. Mr. Paolella was President of American Medical Response of Connecticut, Incorporated, a subsidiary of the Company, from August 1992 to July 1995. Mr. Paolella was an Executive Vice President of New Haven Ambulance, Inc. from 1974 to August 1992 when it was acquired by the Company. He was a founding Director of the Connecticut Ambulance Association and served as its President from 1980 to 1988. Mr. Paolella is currently the chairman of the Government Affairs Committee for the American Ambulance Association which is responsible for public relations with Federal government agencies including the Health Care Finance Administration.

    Dominic J. Puopolo has served as a director of the Company since its inception in February 1992. From February 1992 to April 1996, he served as an Executive Vice President and Chief Financial Officer of the Company. Since February 1991, he has also been a Principal of Exel Holdings, Ltd., a privately held investment firm he co-founded with Mr. Verrochi. From April 1989 to December 1990, Mr. Puopolo was Vice President and Chief Financial Officer of Allwaste Asbestos Abatement, Inc., a subsidiary of Allwaste, Inc., a publicly held, national environmental company. Mr. Puopolo was a founder of American Environmental Group, a regional asbestos abatement company, and served as its Chief Financial Officer from July 1987 to April 1989 when it was acquired by Allwaste.

    Russell D. Schneider has served as a director of the Company since December 1996. Mr. Schneider also serves as Chief Executive Officer of STAT Healthcare, Inc., a subsidiary of the Company. From June 1996 to December 1996, Mr. Schneider was Chairman of the Board and Chief Executive Officer of STAT Healthcare, Inc., and had been a director since July 1995. Mr. Schneider co-founded AmHealth Corporation in October 1992. Mr. Schneider was also a co-founder of Columbia/HCA Healthcare Corporation in 1988 and served on its Board of Directors from 1988 to 1993 and as Senior Vice President of Market Development from 1993 to 1994, overseeing Columbia's involvement in physician ventures, mergers, acquisitions and business development.

    John Larkin Thompson has served as a director of the Company since August 1992. Mr. Thompson has been of counsel to the law firm Nutter, McClennen & Fish since January 1993. Mr. Thompson was a director of Blue Cross and Blue Shield of Massachusetts, Inc. from 1987 to 1993. From 1987 to September 1992, Mr. Thompson was President and Chief Executive Officer of Blue Cross and Blue Shield of Massachusetts, Inc. Mr. Thompson is a director of EG&G, Inc., a diversified technical service and manufacturing company.

DIRECTORS MEETINGS AND COMMITTEES

    During the year ended December 31, 1995, the Board of Directors of the Company held six meetings. Each director attended at least 75% of the meetings of the Board and the Committees of which he is a member. Each director who is not a full-time employee of the Company or one of its subsidiaries and who was not a stockholder of the Company prior to completion of the Company's initial public offering receives $2,000 for each board meeting attended and $500 for each committee meeting attended. Directors are reimbursed for their reasonable expenses in attending board and committee meetings. Directors who are not employees of the Company or one of its subsidiaries participate in the 1992 Directors Stock Option Plan. Messrs. Thompson and Hammond were each granted non-qualified options to acquire 7,500 shares of Common Stock at an exercise price of $25.125 per share, the closing price on May 11, 1995. Mr. Charles Baker was granted a non-qualified option to acquire 7,500 shares of Common Stock at an exercise price of $28.25 per share, the closing price on August 4, 1995, the day he was elected a director. These options become exercisable on the first anniversary of the date of grant and expire ten years from the date of grant.

    The Audit Committee, which held four meetings during 1995, reviews with management and the independent public accountants the Company's annual financial statements, the scope of the audit, any comments made by the independent public accountants and such other matters as the Committee deems appropriate. In addition, the Committee reviews the performance and retention of the Company's independent auditors and reviews with management such matters relating to compliance with corporate policies as the Committee deems appropriate. Messrs. Thompson, Hammond and Charles Baker, none of whom is an executive officer or employee of the Company, currently serve on the Audit Committee.

    The Compensation Committee, which held four meetings during 1995, administers the Company's stock option plans and recommends to the Board of Directors the compensation of the Company's executive officers. Messrs. Thompson, Hammond and Michael Baker, none of whom is an executive officer or employee of the Company, currently serve on the Compensation Committee.

    In February 1996, the Board established a Board Organization and Nominating Committee. Mr. Charles Baker was appointed Chairman of the Board Organization and Nominating Committee which will have two additional members. The Board Organization and Nominating Committee will review the organization and structure of the Board and the committees of the Board, and make recommendations as to Board and committee functions, appointments, compensation and nominations for election by stockholders at future annual meetings.

                       COMMON STOCK OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table and notes thereto set forth certain information with respect to the beneficial ownership of shares of Common Stock as of December 31, 1996 (i) individually by the chief executive officer of the Company, each of the four other most highly paid executive officers of the Company in 1995 (the "Named Executive Officers") and each director of the Company, (ii) by all executive officers and directors of the Company as a group and (iii) by each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock. Except as noted below, each of the persons listed has sole investment and voting power with respect to the shares indicated and the address of each of the persons listed is c/o the Company:

                                                                                                NUMBER
                                                                                              OF SHARES     PERCENT
                                                                                              ----------  ------------
Paul T. Shirley +*(1)(2)....................................................................     553,337         2.6%
Russell D. Schneider (1)....................................................................     708,731         3.4%
Paul M. Verrochi +*(1)(3)...................................................................      92,187       *
Dominic J. Puopolo +*(4)....................................................................      49,756       *
James E. McGrath *..........................................................................      79,237       *
Joseph R. Paolella *(1).....................................................................      33,851       *
John K. Rester +(1).........................................................................      19,460       *
George B. DeHuff +(1).......................................................................      93,600       *
Michael A. Baker *..........................................................................           0       *
John Larkin Thompson *(1)...................................................................      38,000       *
David B. Hammond *(1).......................................................................      30,000       *
Charles Baker *(1)..........................................................................      15,000       *
David C. Colby *(1).........................................................................     108,300       *
All executive officers and directors as a group (16 persons) (1)(5).........................   1,905,513         8.9%
Putnam Investments, Inc. (6)................................................................   1,823,860         8.7%
  One Post Office Square
  Boston, Massachusetts 02109
Pilgrim, Baxter & Associates (6)............................................................   1,682,700         8.0%
  1255 Drummers Lane
  Suite 300
  Wayne, Pennsylvania 19087

------------------------

+  Named Executive Officer

*   Director of the Company

**  Less than one 1%

(1) Includes currently exercisable options and options which have been accelerated effective upon consummation of the Offer.

(2) Represents shares held by Mr. Shirley and his wife, Patricia Shirley, in a revocable trust for their benefit.

(3) Includes (i) 7,000 shares held by Junemarie Verrochi, Mr. Verrochi's wife, as to which he disclaims beneficial ownership, and (ii) 36,400 shares held by the Verrochi Family Charitable Trust of which Mr. and Mrs. Verrochi are trustees.

(4) Includes 2,550 shares held by Sonia M. Puopolo, Mr. Puopolo's wife, as to which he disclaims beneficial ownership.

(5) Includes shares held by spouses and minor children as to which beneficial ownership is disclaimed.

(6) This information was derived from reports provided to the Company as of November 30, 1996 by a stock monitoring service.

                       COMPENSATION OF EXECUTIVE OFFICERS

    The following table sets forth information with respect to compensation paid to or accrued on behalf of the Named Executive Officers in 1995, 1994 and 1993.

                           SUMMARY COMPENSATION TABLE

                                                                                                        LONG-TERM COMPENSATION
                                                                                                      --------------------------
                                                                             ANNUAL COMPENSATION       SECURITIES    ALL OTHER
                                                                          --------------------------   UNDERLYING   COMPENSATION
NAME AND PRINCIPAL POSITION                                     YEAR       SALARY ($)    BONUS ($)    OPTIONS (#)       (1)
----------------------------------------------------------     ------     ------------  ------------  ------------  ------------
Paul T. Shirley...........................................          1995       258,333       129,167       77,000       5,355
  Chief Executive Officer,                                          1994       223,558       112,500      --            6,647
  President and Director                                            1993       150,000       --           --           --

Paul M. Verrochi..........................................          1995       300,000       150,000       66,000      --
  Chairman of the Board (2)                                         1994       250,000       125,000      --            4,620
                                                                    1993       155,000       --           --           --

George B. DeHuff..........................................          1995       195,833        77,500       60,000      --
  Executive Vice President
  and Chief Operating Officer (3)

Dominic J. Puopolo........................................          1995       200,000       100,000       62,000      --
  Executive Vice President                                          1994       175,000        87,500      --            4,620
  and Chief Financial Officer                                       1993       125,000       --           --           --

John K. Rester............................................          1995       165,000        97,104        8,000       1,096
  Senior Vice President                                             1994       137,500        41,750      --            2,584
                                                                    1993       137,500        41,750      --           --

------------------------

(1) Company matching contributions earned under the Company's 401(k) Plan.

(2) Mr. Verrochi served as Chief Executive Officer and President until August 1995, at which time Mr. Shirley was elected to those offices.

(3) Mr. DeHuff became an executive officer of the Company in August 1995 after having previously served as chief executive officer of a subsidiary of the Company.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth (i) the number of shares of Common Stock subject to options granted to each Named Executive Officer during 1995, (ii) the percentage such grants represent of the total number of options granted to all employees of the Company during 1995 and (iii) the expiration date of such options.

                                                           INDIVIDUAL GRANTS                         POTENTIAL REALIZED
                                      ------------------------------------------------------------    VALUE AT ASSUMED
                                         NUMBER OF                                                     RATES OF STOCK
                                        SECURITIES        # OF TOTAL                                 PRICE APPRECIATION
                                        UNDERLYING        GRANTED TO       EXERCISE                    FOR OPTION TERM
                                          OPTIONS        EMPLOYEES IN        PRICE     EXPIRATION   ---------------------
                                      GRANTED (#)(1)      FISCAL YEAR      ($/SHARE)      DATE       5% ($)     10% ($)
                                      ---------------  -----------------  -----------  -----------  ---------  ----------
Paul T. Shirley.....................        12,000                1%           24.50       4/5/05     184,895     468,560
  Chief Executive Officer,                  65,000                7%           22.75      5/25/05     929,978   2,356,747
  President, and Director

Paul M. Verrochi....................        16,000                2%           24.50       4/5/05     246,527     624,747
  Chairman of the Board                     50,000                5%           22.75      5/25/05     715,368   1,812,882

George B. DeHuff....................        10,000                1%           24.50       4/5/05     154,079     390,467
  Chief Operating Officer and               50,000                5%           22.75      5/25/05     715,368   1,812,882
  Executive Vice President

Dominic J. Puopolo..................        12,000                1%           24.50       4/5/05     184,895     468,560
  Chief Operating Officer and               50,000                5%           22.75      5/25/05     715,368   1,812,882
  Executive Vice President

John K. Rester......................         8,000                1%           24.50       4/5/05     123,263     312,374
  Senior Vice President

------------------------

(1) The exercise price of the options is equal to the market value of the Company's Common Stock on the date of grant. Options become exercisable in thirds, on the first, second and third anniversaries of the date of the grant. Options expire at the close of business ten years after the date of the grant.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

    The following table shows the value of exercisable and unexercisable options held by each of the Named Executive Officers as of December 31, 1995.

                                                                NUMBER OF UNEXERCISED        VALUE OF UNEXERCISED
                                                                    OPTION SHARES            IN-THE-MONEY OPTIONS
                                                               AT DECEMBER 31, 1995 (#)    AT DECEMBER 31, 1995 ($)
                               SHARES ACQUIRED      VALUE     --------------------------  --------------------------
                               ON EXERCISE (#)   REALIZED ($) EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
                              -----------------  -----------  -----------  -------------  -----------  -------------
Paul T. Shirley.............         --              --           --            77,000        --            729,750
Paul M. Verrochi (1)........         --              --           --            --            --            615,500
George B. DeHuff............          7,500          48,750        9,166        93,334        95,097        913,340
Dominic J. Puopolo (1)......         --              --           --            62,000        --            583,500
John K. Rester..............         --              --           20,000        18,000       300,000        214,000

------------------------

(1) Each of the named executive officer's options became exercisable in full subsequent to December 31, 1995. See "Severance and Consulting Arrangements."

EMPLOYMENT AGREEMENTS

    Messrs. Shirley, Colby and DeHuff have each entered into an employment agreement with the Company that entitles him to receive an annual base salary as well as such bonuses as may be authorized from time to time by the Board of Directors. Each agreement has an initial term of three years, with automatic extensions of one year added annually unless terminated, and with a covenant-not-to-compete with the Company for a period of two years following termination of employment. Each agreement requires the executive to devote his full time, attention and efforts to the business and affairs of the Company. If the Company terminates Mr. Shirley's employment agreement other than for cause, Mr. Shirley will be entitled to a termination payment approximately equal to two times his base salary, plus two times the greater of (i) any bonus or incentive compensation paid to him during the previous twelve months or (ii) 50% of his base salary. In addition, all options to purchase Common Stock which were previously granted to Mr. Shirley shall immediately vest. If the Company terminates Mr. Colby's employment agreement other than for cause, Mr. Colby will be entitled to a termination payment approximately equal to his base salary, plus 1.5 times the greater of (i) any bonus or incentive compensation paid to him for an eighteen month period or (ii) 50% of his base salary. In addition, all options to purchase Common Stock which were previously granted to Mr. Colby shall immediately vest. If the Company terminates Mr. DeHuff's employment agreement other than for cause, Mr. DeHuff will be entitled to a termination payment approximately equal to 1.5 times his base salary, plus 1.5 times the greater of (i) any bonus or incentive compensation paid to him during the previous twelve months or (ii) 50% of his base salary. In addition, all options to purchase Common Stock which were previously granted to Mr. DeHuff shall immediately vest. Base salaries for 1996 are: Mr. Shirley -- $300,000, Mr. Colby -- $275,000 and Mr. DeHuff -- $250,000.

CHANGE-IN-CONTROL ARRANGEMENTS

    The Company maintains an Executive Separation Allowance Plan (the "Separation Plan") under which a participating executive is entitled to certain benefits if, within 90 days following a change in control of the Company, the executive is terminated other than for cause or if the executive terminates his employment for good reason. Good reason includes a major reduction in the executive's responsibilities, a significant reduction in base salary or total benefits or a relocation outside of 50 miles from the executive's principal location of employment. The terminated executive is entitled to a cash payment equal to a designated multiple of the sum of his highest annual base salary during the last five years and the highest annual bonus during the last three years. In addition, the executive will receive one year's life insurance coverage in an amount equal to two times his highest annual base salary during the previous five years and medical and dental coverage for one year. All stock options held by the executive will also become exercisable. Messrs. Shirley and DeHuff participate in the Separation Plan and their designated salary and bonus multiples are 2.99 and 2.00, respectively.

SEVERANCE AND CONSULTING ARRANGEMENTS

    Beginning in 1996, Mr. Verrochi ceased being a full-time employee of the Company. In connection with his change in status and the cancellation of his then existing employment contract, Mr. Verrochi executed a severance agreement and the Company agreed to make a lump sum payment to him of $952,000 and to accelerate the exercisability of stock options covering 96,000 shares of Common Stock held by Mr. Verrochi. Mr. Verrochi has agreed not to compete with the Company for a period of two years.

    Beginning in April 1996, Mr. Puopolo ceased being a full-time employee of the Company. In connection with his change in status and the cancellation of his then existing employment contract, Mr. Puopolo executed a severance agreement and the Company agreed to make a lump sum payment to him of $802,000 and to accelerate the exercisability of stock options covering 92,000 shares of Common Stock held by Mr. Puopolo. Mr. Puopolo has agreed not to compete with the Company for a period of two years. Mr. Puopolo remains as member of the Board of Directors.

    The Company has also entered into consulting agreements with Exel Holdings Ltd., a company owned by Messrs. Verrochi and Puopolo, to provide consulting services in connection with the Company's acquisition program. Payments under the consulting agreements, each of which has a term of one year, in the aggregate are $20,000 per acquisition up to a maximum of $200,000.

    In connection with Mr. Paolella's termination of active employment with the Company, the Company entered into a severance arrangement with him under which the Company agreed to make to him a lump sum payment of $252,700 and to accelerate the exercisability of stock options covering 8,000 shares of Common Stock that Mr. Paolella holds. Mr. Paolella has agreed not to compete with the Company for a period of two years.

    Until December 1995 the Company had been paying to James E. McGrath a monthly consulting retainer of $5,600 in connection with services he performed. Beginning in 1996 the Company ceased paying the retainer, although Mr. McGrath will remain available on an hourly basis if requested by the Company. In connection with this restructuring of this consulting arrangement the Company agreed to make a lump sum payment to Mr. McGrath of $134,400.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The Company leases two ambulance stations in Santa Cruz, California from Paul T. Shirley. The aggregate amount of lease payments for these properties incurred by the Company in 1995 was approximately $59,000.

    The Company leases its administrative facility in New Haven, Connecticut from P&J Realty, a partnership in which Joseph R. Paolella is a partner. The lease and related real estate tax payments paid by the Company to P&J Realty for this property in 1995 totaled approximately $423,000. On March 31, 1996, the Company made a payment to P&J Realty of $527,403 which represented the discounted present value of future payments under the lease in excess of the fair market value and the then current version of the lease was canceled. The Company has entered into a new lease which provides for annual base rent of $290,940 during the initial term with an increase to $339,430 seventeen months after the commencement of any renewal period. The new lease is for five years and allows either party to renew for an additional five-year period.

    The Company has leased its administrative facility in Gulfport, Mississippi from Mr. Rester. The Company paid $163,000 in lease payments on this property during 1995. The lease for this property has a term of five years and expires in January 1999, with an option for the Company to extend the term for an additional five-year period. The lease provides for annual rent of approximately $131,300. Mr. Rester has expanded the facility at the Company's request and rent payments when approved for the new facilities will increase the annual rent by approximately $40,800 annually to annual rent of approximately $172,100.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Messrs. Thompson, Hammond and Michael A. Baker, none of whom is or was an executive officer or employee of the Company, served on the Compensation Committee during 1995. The Company is a party to a consulting agreement with DECCS, Inc., a company owned by a trust for the benefit of Mr. Baker's children, pursuant to which Mr. Baker provides certain merger and acquisition advice as required by the Company. Under that Agreement, DECCS is paid monthly at the rate of $75,000 per year. During 1995, the Company paid DECCS approximately $90,000 pursuant to the consulting agreement.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater-than-ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, during the fiscal year ended December 31, 1996, all Section 16(a) filing requirements applicable to its officers, directors and greater-than-ten-percent beneficial owners were complied with.

                                                                        ANNEX II

                       [Letterhead of Smith Barney Inc.]

January 6, 1997

The Board of Directors
American Medical Response, Inc.
2821 South Parker Road
Aurora, Colorado 80014

Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of American Medical Response, Inc. ("AMR") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 6, 1997 (the "Merger Agreement"), by and among Laidlaw Inc. ("Laidlaw"), MedTrans Acquisition Co., a wholly owned subsidiary of Laidlaw ("Acquisition"), and AMR. As more fully described in the Merger Agreement, (i) Laidlaw and Acquisition will make a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of AMR (the "AMR Common Stock") at a purchase price of $40.00 per share, net to the seller in cash (the "Tender Offer") and (ii) subsequent to the Tender Offer, Acquisition will be merged with and into AMR (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of AMR Common Stock not previously tendered will be converted into the right to receive $40.00 in cash.

    In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of AMR concerning the business, operations and prospects of AMR. We examined certain publicly available business and financial information relating to AMR as well as certain financial forecasts and other information and data for AMR which were provided to or otherwise discussed with us by the management of AMR. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of AMR Common Stock; the historical and projected earnings and other operating data of AMR; and the capitalization and financial condition of AMR. We considered, to the extent publicly available, the financial terms of similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of AMR. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

    In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of AMR that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of AMR as to the future financial performance of AMR. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of AMR nor have we made any physical inspection of the properties or assets of AMR. In connection with our engagement, we were not requested to, and did not, solicit third party indications of interest in acquiring all or a part of AMR. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

    Smith Barney has been engaged to render financial advisory services to AMR in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of AMR and Laidlaw for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided financial advisory and investment banking services to AMR unrelated to the proposed Transaction, for which services we have received compensation. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with AMR and Laidlaw.

    Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of AMR in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of AMR Common Stock in the Tender Offer or how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent.

    Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the cash consideration to be received by the holders of AMR Common Stock (other than Laidlaw and its affiliates) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

SMITH BARNEY INC.

                                      II-2